

February 17, 2021

John R. Van Kirk
Managing Director and Principal Accounting Officer
North European Oil Royalty Trust
5 N. Lincoln Street
Keene, N.H. 03431

> **Re: North European Oil Royalty Trust**
> **Form 10-K for fiscal year ended October 31, 2020**
> **Filed on December 30, 2020**
> **File No. 001-08245**

Dear Mr. Van Kirk:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K filed December 30, 2020

Report of independent registered public accounting firm, page F-1

1. We note the last paragraph in the audit opinion indicating that your financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. However, your auditor has concluded within its opinion paragraph that the financial statements are in conformity with accounting principles generally accepted in the United States of America. These two statements appear to contradict each other and the audit opinion does not appear to be in compliance with the guidance outlined within paragraph 5 of PCAOB Auditing Standards 3305 for special reports. Please clarify and/or amend your annual report to include a revised audit opinion from your independent auditor.

In closing, we remind you that the company and its management are responsible for the

John R. Van Kirk
North European Oil Royalty Trust
February 17, 2021
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction